Exhibit 99.2



CommonWealth REIT

Second Quarter 2011

Supplemental Operating and Financial Data

All amounts in this report are unaudited.

Expedia Building, Bellevue, WA.
Square Feet: 414,964.

CWH LISTED NYSE

TABLE OF CONTENTS



WARNING CONCERNING
FORWARD LOOKING STATEMENTS



THIS SUPPLEMENTAL PRESENTATION OF OPERATING AND FINANCIAL DATA CONTAINS STATEMENTS WHICH CONSTITUTE FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND OTHER SECURITIES LAWS. WHENEVER WE USE WORDS SUCH AS "BELIEVE", "EXPECT", "ANTICIPATE", "INTEND", "PLAN", "ESTIMATE" OR SIMILAR EXPRESSIONS, WE ARE MAKING FORWARD LOOKING STATEMENTS. THESE FORWARD LOOKING STATEMENTS AND THEIR IMPLICATIONS ARE BASED UPON OUR PRESENT INTENT, BELIEFS OR EXPECTATIONS, BUT FORWARD LOOKING STATEMENTS AND THEIR IMPLICATIONS ARE NOT GUARANTEED TO OCCUR AND MAY NOT OCCUR. FORWARD LOOKING STATEMENTS AND THEIR IMPLICATIONS IN THIS REPORT RELATE TO VARIOUS ASPECTS OF OUR BUSINESS, INCLUDING:

- THE CREDIT QUALITY OF OUR TENANTS,

- THE LIKELIHOOD THAT OUR TENANTS WILL PAY RENT, RENEW LEASES, SIGN NEW LEASES OR BE AFFECTED BY CYCLICAL ECONOMIC CONDITIONS,

- OUR ACQUISITIONS AND SALES OF PROPERTIES,

- OUR ABILITY TO COMPETE FOR ACQUISITIONS AND TENANCIES EFFECTIVELY,

- OUR ABILITY TO PAY INTEREST ON AND PRINCIPAL OF OUR DEBT,

- OUR ABILITY TO PAY DISTRIBUTIONS TO SHAREHOLDERS AND THE AMOUNT OF SUCH DISTRIBUTIONS,

- OUR POLICIES AND PLANS REGARDING INVESTMENTS AND FINANCINGS,

- THE FUTURE AVAILABILITY OF BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY,

- OUR TAX STATUS AS A REAL ESTATE INVESTMENT TRUST, OR REIT,

- OUR ABILITY TO RAISE EQUITY OR DEBT CAPITAL, AND

- OTHER MATTERS.

OUR ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN OR IMPLIED BY OUR FORWARD LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS. FACTORS THAT COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR FORWARD LOOKING STATEMENTS AND UPON OUR BUSINESS, RESULTS OF OPERATIONS, FINANCIAL CONDITION, FUNDS FROM OPERATIONS, NORMALIZED FUNDS FROM OPERATIONS, CASH FLOWS, LIQUIDITY AND PROSPECTS INCLUDE, BUT ARE NOT LIMITED TO:

- THE IMPACT OF CHANGES IN THE ECONOMY AND THE CAPITAL MARKETS ON US AND OUR TENANTS,

- COMPETITION WITHIN THE REAL ESTATE INDUSTRY OR THOSE INDUSTRIES IN WHICH OUR TENANTS OPERATE,

- ACTUAL AND POTENTIAL CONFLICTS OF INTEREST WITH OUR MANAGING TRUSTEES AND OUR MANAGER, REIT MANAGEMENT & RESEARCH LLC, OR RMR, AND THEIR RELATED PERSONS AND ENTITIES,



- COMPLIANCE WITH, AND CHANGES TO, FEDERAL, STATE AND LOCAL LAWS AND REGULATIONS, ACCOUNTING RULES, TAX RATES AND SIMILAR MATTERS, AND

- LIMITATIONS IMPOSED ON OUR BUSINESS AND OUR ABILITY TO SATISFY COMPLEX RULES IN ORDER FOR US TO QUALIFY AS A REIT FOR U.S. FEDERAL INCOME TAX PURPOSES.

FOR EXAMPLE:

- THE CURRENT HIGH UNEMPLOYMENT RATE IN THE U.S. MAY CONTINUE FOR A LONG TIME OR BECOME WORSE IN THE FUTURE. SUCH CIRCUMSTANCES MAY FURTHER REDUCE DEMAND FOR LEASING OFFICE AND INDUSTRIAL SPACE. IF THE DEMAND FOR LEASING OFFICE AND INDUSTRIAL SPACE BECOMES FURTHER DEPRESSED, OCCUPANCY AND OPERATING RESULTS OF OUR PROPERTIES MAY DECLINE,

- OUR PENDING ACQUISITIONS ARE CONTINGENT UPON OUR COMPLETION OF DILIGENCE AND/OR OTHER CUSTOMARY CLOSING CONDITIONS. ACCORDINGLY, SOME OR ALL OF THESE PURCHASES MAY BE DELAYED OR MAY NOT OCCUR,

- OUR ABILITY TO MAKE FUTURE DISTRIBUTIONS DEPENDS UPON A NUMBER OF FACTORS, INCLUDING OUR FUTURE EARNINGS. WE MAY BE UNABLE TO MAINTAIN OUR CURRENT RATE OF DISTRIBUTIONS ON OUR COMMON SHARES OR PREFERRED SHARES AND FUTURE DISTRIBUTIONS MAY BE SUSPENDED OR PAID AT A LESSER RATE THAN THE DISTRIBUTIONS WE NOW PAY,

- OUR ABILITY TO GROW OUR BUSINESS AND INCREASE OUR DISTRIBUTIONS DEPENDS IN LARGE PART UPON OUR ABILITY TO BUY PROPERTIES AND LEASE THEM FOR RENTS THAT EXCEED OUR COST OF CAPITAL. WE MAY BE UNABLE TO IDENTIFY PROPERTIES THAT WE WANT TO ACQUIRE OR TO NEGOTIATE ACCEPTABLE PURCHASE PRICES, ACQUISITION FINANCING OR LEASE TERMS FOR NEW PROPERTIES,

- SOME OF OUR TENANTS MAY NOT RENEW EXPIRING LEASES, AND WE MAY BE UNABLE TO LOCATE NEW TENANTS TO MAINTAIN THE HISTORICAL OCCUPANCY RATES OF, OR RENTS FROM, OUR PROPERTIES,

- IF THE AVAILIBILITY OF DEBT CAPITAL BECOMES RESTRICTED, WE MAY BE UNABLE TO REFINANCE OR REPAY OUR DEBT OBLIGATIONS WHEN THEY BECOME DUE OR ON TERMS WHICH ARE AS FAVORABLE AS WE NOW HAVE, AND

- THE DISTRIBUTIONS WE RECEIVE FROM GOVERNMENT PROPERTIES INCOME TRUST, OR GOV, MAY DECLINE OR WE MAY BE UNABLE TO SELL OUR GOV SHARES FOR AN AMOUNT EQUAL TO OUR CARRYING VALUE OF THOSE SHARES.

THESE RESULTS COULD OCCUR DUE TO MANY DIFFERENT CIRCUMSTANCES, SOME OF WHICH ARE BEYOND OUR CONTROL, SUCH AS NATURAL DISASTERS OR CHANGES IN OUR TENANTS' FINANCIAL CONDITIONS OR THE MARKET DEMAND FOR LEASED SPACE, OR CHANGES IN CAPITAL MARKETS OR THE ECONOMY GENERALLY.

THE INFORMATION CONTAINED IN OUR FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING UNDER "RISK FACTORS" IN OUR PERIODIC REPORTS, IDENTIFIES OTHER IMPORTANT FACTORS THAT COULD CAUSE OUR ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE STATED IN OR IMPLIED BY OUR FORWARD LOOKING STATEMENTS. OUR FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION ARE AVAILABLE ON ITS WEBSITE AT WWW.SEC.GOV.

YOU SHOULD NOT PLACE UNDUE RELIANCE UPON OUR FORWARD LOOKING STATEMENTS.

EXCEPT AS REQUIRED BY LAW, WE DO NOT INTEND TO UPDATE OR CHANGE ANY FORWARD LOOKING STATEMENTS AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

CORPORATE INFORMATION



Triangle Plaza, Chicago, IL.
Square Feet: 631,445.



COMPANY PROFILE

The Company:

CommonWealth REIT, or CWH, is a real estate investment trust, or REIT, which primarily owns office and industrial buildings located throughout the United States. The majority of our properties are office buildings located in central business districts, or CBDs, and suburban areas of major metropolitan markets. As of June 30, 2011, we also owned 30.6 million square feet of industrial and other space, including 17.9 million square feet of leased industrial and commercial lands in Oahu, Hawaii. We also own 1.8 million square feet of office and industrial properties in Australia. We have been investment grade rated since 1994, and we are included in a number of financial indices, including the Russell 1000®, the MSCI US REIT Index, the S&P REIT Composite Index and the FTSE NAREIT Composite Index.

Strategy:

Our primary business strategy is to efficiently operate our properties to maintain high occupancies, at market rents, with strong credit quality tenants. We attempt to maintain an investment portfolio that is balanced between "security" and "growth". The security part of our portfolio includes properties that are long term leased or leased to tenants we believe are likely to renew their occupancy, such as our single tenant triple net leased buiildings and our leased lands in Hawaii. The growth part of our portfolio includes our multi-tenant office buildings, which we believe may generate higher rents and appreciate in value in the future because of their physical qualities and locations. Although we sometimes sell properties, we generally consider ourselves to be a long term investor, and we are more interested in the long term earnings potential of our properties than selling properties for short term gains.

Corporate Headquarters:

Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 332-3990
(f) (617) 332-2261

Stock Exchange Listing:

New York Stock Exchange

NYSE Trading Symbols:

Common Stock -- CWH
Preferred Stock Series C -- CWH-PC
Preferred Stock Series D -- CWH-PD
Preferred Stock Series E -- CWH-PE
7.50% Senior Notes due 2019 -- CWHN

Senior Unsecured Debt Ratings:

Moody's -- Baa2
Standard & Poor's -- BBB

Portfolio Data (as of 6/30/2011) (1):

Total properties	499
Total sq. ft. (000s)	67,467
Percent leased	87.5%

(1) Excludes properties classified in discontinued operations.

COMPANY PROFILE



Management:

CWH is managed by Reit Management & Research LLC, or RMR. RMR was founded in 1986 to manage public investments in real estate. As of June 30, 2011, RMR managed a large portfolio of publicly owned real estate, including approximately 1,450 properties located in 46 states, Washington, DC, Puerto Rico, Ontario, Canada and Australia. RMR has approximately 680 employees in its headquarters and regional offices located throughout the U.S. In addition to managing CWH, RMR also manages Hospitality Properties Trust, or HPT, a publicly traded REIT that owns hotels and travel centers, Senior Housing Properties Trust, or SNH, a publicly traded REIT that primarily owns healthcare properties, and Government Properties Income Trust, or GOV, a publicly traded REIT that primarily owns buildings majority leased to government tenants. RMR also provides management services to Five Star Quality Care, Inc., a healthcare services company which is a tenant of SNH, and to TravelCenters of America LLC, an operator of travel centers which is a tenant of HPT. An affiliate of RMR, RMR Advisors, Inc., is the investment manager of mutual funds which principally invests in securities of unaffiliated real estate companies. The public companies managed by RMR and its affiliates had combined total gross assets of approximately $19 billion as of June 30, 2011. We believe that being managed by RMR is a competitive advantage for CWH because RMR provides us with a depth and quality of management and experience which may be unequaled in the real estate industry. We also believe RMR provides management services to CWH at costs that are lower than we would have to pay for similar quality services.

Portfolio Concentration by Property Type (1)(2):

	6/30/2011 Sq. Ft.	Q2 2011 NOI
Suburban Office	33.3%	41.8%
CBD Office	21.3%	36.8%
Industrial & Other	45.4%	21.4%
Total	100.0%	100.0%

Portfolio Concentration by Major Market (1)(2)(3):

	6/30/2011 Sq. Ft.	Q2 2011 NOI
Metro Philadelphia, PA	7.7%	11.5%
Oahu, HI	26.6%	10.5%
Metro Denver, CO	3.0%	6.0%
Metro Chicago, IL	3.8%	5.4%
Australia	2.6%	5.3%
Metro Washington, DC	2.4%	4.7%
Other markets	53.9%	56.6%
Total	100.0%	100.0%

(1) Excludes properties classified in discontinued operations.
(2) See Exhibit A for the calculation of NOI and a reconciliation of NOI to Net Income.
(3) We define our major markets as markets which currently, or during either of the last two quarters, constitute 5% or more of our leaseable square feet, annualized rental income or NOI. Major U.S. markets are based on geographic market areas as defined by CoStar, except for the Metro Philadelphia, PA market, which excludes properties located in Central Pennsylvania and Wilmington, DE. Oahu, HI includes all properties located on the island of Oahu. Australia includes all properties located in Australia.

INVESTOR INFORMATION



Board of Trustees

Barry M. Portnoy
Managing Trustee

Adam D. Portnoy
Managing Trustee

Patrick F. Donelan
Independent Trustee

Frederick N. Zeytoonjian
Independent Trustee

William A. Lamkin
Independent Trustee

Senior Management

Adam D. Portnoy
President

David M. Lepore
Senior Vice President & Chief Operating Officer

John C. Popeo
Treasurer & Chief Financial Officer

Contact Information

Investor Relations
CommonWealth REIT
Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 332-3990
(f) (617) 332-2261
(e-mail) info@cwhreit.com
(website) www.cwhreit.com

Inquiries
Financial inquiries should be directed to John C. Popeo,
Treasurer and Chief Financial Officer, at (617) 332-3990
or jpopeo@cwhreit.com.

Investor and media inquiries should be directed to
Timothy A. Bonang, Vice President of Investor Relations, at
(617) 796-8222 or tbonang@cwhreit.com, or
Carlynn Finn, Manager of Investor Relations, at
(617) 796-8222 or cfinn@cwhreit.com.



RESEARCH COVERAGE

Equity Research Coverage

Citigroup
Michael Bilerman
(212) 816-1383

JMP Securities
Mitch Germain
(212) 906-3546

Bank of America / Merrill Lynch
James Feldman
(212) 449-6339

RBC Capital Markets
David Rodgers
(440) 715-2647

Morgan Keegan
Steve Swett
(212) 508-7585

Stifel Nicolaus
John Guinee
(443) 224-1307

Debt Research Coverage

Bank of America / Merrill Lynch
Thomas Truxillo
(980) 386-5212

RBC Capital Markets
Seth Levine
(212) 618-3523

Citigroup
Thomas Cook
(212) 723-1112

Wells Fargo Securities
Thierry Perrin
(704) 715-8455

Credit Suisse
John Giordano
(212) 538-4935

Rating Agencies

Moody's Investors Service
Lori Marks
(212) 553-1098

Standard and Poor's
Susan Madison
(212) 438-4516

CWH is followed by the analysts and its publicly held debt and preferred shares are rated by the rating agencies listed above. Please note that any opinions, estimates or forecasts regarding CWH's performance made by these analysts or agencies do not represent opinions, forecasts or predictions of CWH or its management. CWH does not by its reference above imply its endorsement of or concurrence with any information, conclusions or recommendations provided by any of these analysts or agencies.

FINANCIAL INFORMATION



North Point Tower, Cleveland, OH.
Square feet: 878,825.

KEY FINANCIAL DATA

(amounts in thousands, except per share data)



	As of and For the Three Months Ended				
	6/30/2011	3/31/2011	12/31/2010	9/30/2010	6/30/2010
Shares Outstanding:					
Common shares outstanding (at end of period)	72,149	72,139	72,139	72,139	64,596
Common shares outstanding (at end of period) -- diluted (1)	79,447	79,437	79,437	79,437	71,894
Preferred shares outstanding (at end of period) (1)	32,180	21,180	21,180	28,180	28,180
Weighted average common shares and units outstanding -- basic	72,144	72,139	72,139	65,173	64,595
Weighted average common shares and units outstanding -- diluted (1)	79,442	79,437	79,437	72,471	71,893
Common Share Data:					
Price at end of period	$ 25.84	$ 25.97	$ 25.51	$ 25.60	$ 24.84
High during period	$ 27.53	$ 29.10	$ 26.70	$ 28.00	$ 33.00
Low during period	$ 24.17	$ 24.08	$ 23.85	$ 22.89	$ 24.60
Annualized dividends paid per share (2)	$ 2.00	$ 2.00	$ 2.00	$ 2.00	$ 1.92
Annualized dividend yield (at end of period) (2)	7.7%	7.7%	7.8%	7.8%	7.7%
Annualized normalized funds from operations (Normalized FFO) multiple (at end of period) (3)	7.1x	7.6x	7.2x	6.9x	6.7x
Annualized cash available for distribution (CAD) multiple (at end of period) (4)	12.3x	11.2x	17.0x	9.8x	8.4x
Annualized property net operating income (NOI) / total market capitalization (5)	8.9%	8.8%	8.5%	9.3%	9.8%
Selected Balance Sheet Data:					
Total assets	$ 6,959,999	$ 6,689,687	$ 6,588,520	$ 6,373,775	$ 6,205,018
Total liabilities	$ 3,571,825	$ 3,549,902	$ 3,456,830	$ 3,059,930	$ 3,096,495
Gross book value of real estate assets (6)	$ 7,430,553	$ 7,161,100	$ 6,872,423	$ 6,732,706	$ 6,756,344
Equity investments (book value)	$ 168,871	$ 170,100	$ 171,464	$ 173,721	$ 166,626
Total debt / gross book value of real estate assets, plus equity investments (6)	43.4%	45.1%	45.5%	40.9%	41.6%
Book Capitalization:					
Total debt	$ 3,297,769	$ 3,307,207	$ 3,206,066	$ 2,826,691	$ 2,879,274
Plus: total stockholders' equity	3,388,174	3,139,785	3,131,690	3,313,845	3,108,523
Total book capitalization	$ 6,685,943	$ 6,446,992	$ 6,337,756	$ 6,140,536	$ 5,987,797
Total debt / total book capitalization	49.3%	51.3%	50.6%	46.0%	48.1%
Market Capitalization:					
Total debt (book value)	$ 3,297,769	$ 3,307,207	$ 3,206,066	$ 2,826,691	$ 2,879,274
Plus: market value of preferred shares (at end of period)	763,609	477,316	477,372	662,950	595,043
Plus: market value of common shares (at end of period)	1,864,322	1,873,442	1,840,258	1,846,750	1,604,565
Total market capitalization	$ 5,925,700	$ 5,657,965	$ 5,523,696	$ 5,336,391	$ 5,078,882
Total debt / total market capitalization	55.7%	58.5%	58.0%	53.0%	56.7%

(1) As of 6/30/2011, we had 15,180 preferred shares outstanding that were convertible into 7,298 common shares. See Exhibit E for calculations of diluted net income, funds from operations, or FFO,
     Normalized FFO, and weighted average common shares outstanding.
(2) The amounts stated are based on the amounts paid during the periods.
(3) See Exhibit C for calculation of Normalized FFO.
(4) See Exhibit D for calculation of CAD.
(5) See Exhibit A for calculation of NOI.
(6) Gross book value of real estate assets is real estate properties, at cost, including acquisition costs and purchase price allocations, less impairment writedowns, if any.



KEY FINANCIAL DATA

(amounts in thousands, except per share data)

	As of and For the Three Months Ended				
	6/30/2011	3/31/2011	12/31/2010	9/30/2010	6/30/2010
Selected Income Statement Data (7):					
Rental income	$ 222,181	$ 214,362	$ 202,998	$ 218,035	$ 213,966
NOI (5)	$ 132,020	$ 123,955	$ 117,805	$ 124,313	$ 124,819
EBITDA (8)	$ 125,714	$ 119,028	$ 120,247	$ 118,652	$ 119,852
NOI margin (9)	59.4%	57.8%	58.0%	57.0%	58.3%
Net income	$ 19,964	$ 46,612	$ 22,304	$ 65,810	$ 9,998
Preferred distributions	$ (10,500)	$ (8,839)	$ (9,732)	$ (12,667)	$ (12,667)
Excess redemption price paid over carrying value of preferred shares	$ -	$ -	$ (5,921)	$ -	$ -
Net income (loss) available for common shareholders	$ 9,464	$ 37,773	$ 6,651	$ 53,143	$ (2,669)
Normalized FFO (3)	$ 76,535	$ 70,589	$ 73,543	$ 73,409	$ 72,870
Normalized FFO available for common shareholders (3)	$ 66,035	$ 61,750	$ 63,811	$ 60,742	$ 60,203
CAD (4)	$ 37,796	$ 41,912	$ 27,051	$ 42,733	$ 47,494
Common distributions paid	$ 36,070	$ 36,069	$ 36,069	$ 32,298	$ 31,007
Per Share Data (1):					
Net income (loss) available for common shareholders -- basic and diluted	$ 0.13	$ 0.52	$ 0.09	$ 0.82	$ (0.04)
Normalized FFO available for common shareholders -- basic (3)	$ 0.92	$ 0.86	$ 0.88	$ 0.93	$ 0.93
Normalized FFO available for common shareholders -- diluted (1) (3)	$ 0.91	$ 0.85	$ 0.88	$ 0.92	$ 0.92
CAD (4)	$ 0.52	$ 0.58	$ 0.37	$ 0.66	$ 0.74
Common distributions paid (2)	$ 0.50	$ 0.50	$ 0.50	$ 0.50	$ 0.48
Normalized FFO payout ratio	54.6%	58.4%	56.5%	53.2%	51.5%
CAD payout ratio	95.4%	86.1%	133.3%	75.6%	65.3%
Coverage Ratios:					
EBITDA (8) / interest expense	2.6x	2.5x	2.6x	2.6x	2.6x
EBITDA (8) / interest expense and preferred distributions	2.1x	2.1x	2.2x	2.0x	2.0x
Total debt / annualized EBITDA (8)	6.6x	6.9x	6.7x	6.0x	6.0x

(1) As of 6/30/2011, we had 15,180 preferred shares outstanding that were convertible into 7,298 common shares. See Exhibit E for calculations of diluted net income, funds from operations, or FFO, Normalized FFO, and weighted average common shares outstanding.

(2) The amounts stated are based on the amounts paid during the periods.

(3) See Exhibit C for calculation of Normalized FFO.

(4) See Exhibit D for calculation of CAD.

(5) See Exhibit A for calculation of NOI.

(6) Gross book value of real estate assets is real estate properties, at cost, including acquisition costs and purchase price allocations, less impairment writedowns, if any.

(7) Prior periods reflect amounts previously reported and excludes retroactive adjustments for one property reclassified from continuing operations during the third quarter of 2010 and 55 properties reclassified from continuing operations during the fourth quarter of 2010.

(8) See Exhibit B for calculation of EBITDA.

(9) NOI margin is defined as NOI as a percentage of rental income.

CONDENSED CONSOLIDATED BALANCE SHEETS

(amounts in thousands, except share data)



	As of June 30, 2011	As of December 31, 2010
ASSETS		
Real estate properties:		
Land	$ 1,440,845	$ 1,339,133
Buildings and improvements	5,446,227	5,018,125
	6,887,072	6,357,258
Accumulated depreciation	(922,597)	(850,261)
	5,964,475	5,506,997
Properties held for sale	51,127	114,426
Acquired real estate leases, net	287,241	233,913
Equity investments	168,871	171,464
Cash and cash equivalents	55,035	194,040
Restricted cash	5,109	5,082
Rents receivable, net of allowance for doubtful accounts		
of $12,316 and $12,550, respectively	203,304	191,237
Other assets, net	224,837	171,380
Total assets	$ 6,959,999	$ 6,588,539
LIABILITIES AND SHAREHOLDERS' EQUITY		
Revolving credit facility	$ 230,000	$ -
Senior unsecured debt, net	2,687,172	2,854,540
Mortgage notes payable, net	380,597	351,526
Liabilities related to properties held for sale	379	1,492
Accounts payable and accrued expenses	137,357	123,842
Assumed real estate lease obligations, net	69,836	65,940
Rent collected in advance	31,579	27,988
Security deposits	23,284	22,523
Due to affiliates	11,621	8,998
Total liabilities	3,571,825	3,456,849
Shareholders' equity:		
Preferred shares of beneficial interest, $0.01 par value:		
50,000,000 shares authorized;		
Series C preferred shares; 7 1/8% cumulative redeemable at par on or after		
February 15, 2011; 6,000,000 shares issued and outstanding,		
aggregate liquidation preference $150,000	145,015	145,015
Series D preferred shares; 6 1/2% cumulative convertible;		
15,180,000 shares issued and outstanding, aggregate liquidation		
preference $379,500	368,270	368,270
Series E preferred shares; 7 1/4% cumulative redeemable at par on or after		
May 15, 2016; 11,000,000 and zero shares issued and outstanding,		
respectively, aggregate liquidation preference $275,000	265,804	-
Common shares of beneficial interest, $0.01 par value:		
350,000,000 shares authorized; 72,148,686 and 72,138,686 shares issued and		
outstanding, respectively	721	721
Additional paid in capital	3,349,114	3,348,849
Cumulative net income	2,438,913	2,372,337
Cumulative other comprehensive income	18,363	4,706
Cumulative common distributions	(2,748,095)	(2,675,956)
Cumulative preferred distributions	(449,931)	(432,252)
Total shareholders' equity	3,388,174	3,131,690
Total liabilities and shareholders' equity	$ 6,959,999	$ 6,588,539

CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(amounts in thousands, except per share data)



	For the Three Months Ended		For the Six Months Ended	
	6/30/2011	6/30/2010	6/30/2011	6/30/2010
Rental income (1)	$ 222,181	$ 195,817	$ 436,697	$ 390,896
Expenses:				
Operating expenses	90,161	81,352	180,568	162,822
Depreciation and amortization	51,973	45,233	105,814	90,673
General and administrative	11,618	9,554	22,569	18,804
Loss on asset impairment	-	21,491	-	21,491
Acquisition related costs	2,415	1,103	5,060	1,413
Total expenses	156,167	158,733	314,011	295,203
Operating income	66,014	37,084	122,686	95,693
Interest and other income	392	447	1,062	1,565
Interest expense (including net amortization of debt discounts, premiums and deferred financing fees of $1,920, $1,710, $3,952 and $3,476, respectively)	(48,200)	(44,659)	(95,614)	(89,524)
Equity in earnings of investees	2,910	2,305	5,622	4,644
Gain on issuance of shares by an equity investee	-	-	-	16,418
Income (loss) from continuing operations before income tax expense	21,116	(4,823)	33,756	28,796
Income tax expense	(90)	(181)	(436)	(363)
Income (loss) from continuing operations	21,026	(5,004)	33,320	28,433
Discontinued operations:				
(Loss) income from discontinued operations (1)	(1,062)	3,498	(1,316)	7,358
Gain on sale of properties from discontinued operations	-	-	34,572	-
Income (loss) before gain on sale of properties	19,964	(1,506)	66,576	35,791
Gain on sale of properties	-	11,504	-	11,504
Net income	19,964	9,998	66,576	47,295
Preferred distributions	(10,500)	(12,667)	(19,339)	(25,334)
Net income (loss) available for common shareholders	$ 9,464	$ (2,669)	$ 47,237	$ 21,961
Weighted average common shares outstanding -- basic	72,144	64,595	72,142	60,685
Weighted average common shares outstanding -- diluted (2)	79,442	71,893	79,440	67,983
Earnings per common share:				
Income (loss) from continuing operations available for common shareholders -- basic and diluted (2)	$ 0.15	$ (0.10)	$ 0.19	$ 0.24
(Loss) income from discontinued operations -- basic and diluted (2)	$ (0.01)	$ 0.05	$ 0.46	$ 0.12
Net income (loss) available for common shareholders -- basic and diluted (2)	$ 0.13	$ (0.04)	$ 0.65	$ 0.36
Additional Data:				
General and administrative expenses / rental income	5.23%	4.88%	5.17%	4.81%
General and administrative expenses / total assets (at end of period)	0.17%	0.15%	0.32%	0.30%
Continuing Operations:				
Non cash straight line rent adjustments (1)	$ 8,660	$ 2,120	$ 16,035	$ 4,401
Lease value amortization (1)	$ (1,728)	$ (1,528)	$ (3,147)	$ (2,996)
Lease termination fees included in rental income	$ 478	$ 119	$ 1,746	$ 1,285
Capitalized interest expense	$ -	$ -	$ -	$ -
Discontinued Operations:				
Non cash straight line rent adjustments (1)	$ (24)	$ 229	$ (18)	$ 202
Lease value amortization (1)	$ -	$ (146)	$ -	$ (292)
Lease termination fees included in rental income	$ -	$ -	$ -	$ -

(1) We report rental income on a straight line basis over the terms of the respective leases; rental income and income from discontinued operations includes non-cash straight line rent adjustments. Rental income and income from discontinued operations also includes non-cash amortization of intangible lease assets and liabilities.

(2) As of 6/30/2011, we had 15,180 series D preferred shares outstanding that were convertible into 7,298 common shares. See Exhibit E for calculations of diluted net income and weighted average common shares outstanding.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(amounts in thousands)



	For the Six Months Ended	
	6/30/2011	6/30/2010
Cash flows from operating activities:		
Net income	$ 66,576	$ 47,295
Adjustments to reconcile net income to cash provided by operating activities:		
Depreciation	80,722	79,317
Net amortization of debt discounts, premiums and deferred financing fees	3,952	3,805
Amortization of acquired real estate leases	20,145	15,086
Other amortization	8,094	8,323
Loss on asset impairment	-	21,491
Equity in earnings of investees	(5,622)	(4,644)
Gain on issuance of shares by an equity investee	-	(16,418)
Distributions of earnings from investees	5,539	4,696
Gain on sale of properties	(34,572)	(11,504)
Change in assets and liabilities:		
Increase in restricted cash	(27)	(812)
Increase in rents receivable and other assets	(24,215)	(10,750)
Increase in accounts payable and accrued expenses	12,476	282
Increase in rent collected in advance	2,602	101
Increase (decrease) in security deposits	772	(877)
Increase in due to affiliates	2,622	787
Cash provided by operating activities	139,064	136,178
Cash flows from investing activities:		
Real estate acquisitions and improvements	(548,266)	(205,443)
Investment in direct financing lease, net	(38,635)	-
Principal payments received from direct financing lease	2,050	-
Proceeds from sale of properties, net	97,362	40,394
Distributions in excess of earnings from investees	2,720	3,264
Investment in Affiliates Insurance Company	-	(44)
Cash used in investing activities	(484,769)	(161,829)
Cash flows from financing activities:		
Proceeds from issuance of common shares, net	-	239,095
Proceeds from issuance of preferred shares, net	265,804	-
Proceeds from borrowings	485,000	191,000
Payments on borrowings	(454,596)	(305,802)
Deferred financing fees	(273)	(199)
Distributions to common shareholders	(72,139)	(57,870)
Distributions to preferred shareholders	(17,679)	(25,334)
Cash provided by financing activities	206,117	40,890
Effect of exchange rate changes on cash	583	-
(Decrease) increase in cash and cash equivalents	(139,005)	15,239
Cash and cash equivalents at beginning of period	194,040	18,204
Cash and cash equivalents at end of period	$ 55,035	$ 33,443
Supplemental cash flow information:		
Interest paid	$ 91,033	$ 88,734
Taxes paid	$ 381	$ 586
Non-cash investing activities:		
Real estate acquisitions	$ (56,235)	$ -
Non-cash financing activities:		
Issuance of common shares	$ 265	$ 223
Assumption of mortgage notes payable	56,235	-



SUMMARY OF EQUITY INVESTMENTS
(dollars in thousands)

	6/30/2011	3/31/2011	12/31/2010	9/30/2010	6/30/2010
Common shares owned by CWH:					
Government Properties Income Trust (1)	9,950,000	9,950,000	9,950,000	9,950,000	9,950,000
Affiliates Insurance Company	20,000	20,000	20,000	20,000	20,000
Percent owned by CWH:					
Government Properties Income Trust (1)	24.6%	24.6%	24.6%	24.6%	31.8%
Affiliates Insurance Company	14.3%	14.3%	14.3%	14.3%	14.3%
Percent of CWH's total assets (book value):					
Government Properties Income Trust (1)	2.4%	2.5%	2.5%	2.6%	2.6%
Affiliates Insurance Company	0.1%	0.1%	0.1%	0.1%	0.1%
Total	2.5%	2.6%	2.6%	2.7%	2.7%
Carrying book value on CWH's balance sheet:					
Government Properties Income Trust (1)	$ 163,669	$ 164,983	$ 166,388	$ 168,663	$ 161,634
Affiliates Insurance Company	5,202	5,117	5,076	5,058	4,992
Total	$ 168,871	$ 170,100	$ 171,464	$ 173,721	$ 166,626
Market value of shares owned by CWH:					
Government Properties Income Trust (1)	$ 268,849	$ 267,257	$ 266,561	$ 265,665	$ 253,924
Affiliates Insurance Company (2)	N/A	N/A	N/A	N/A	N/A
Total	$ 268,849	$ 267,257	$ 266,561	$ 265,665	$ 253,924

	For the Three Months Ended		For the Six Months Ended	
	6/30/2011	6/30/2010	6/30/2011	6/30/2010
Equity in earnings (loss) of investees:				
Government Properties Income Trust (1)	$ 2,864	$ 2,329	$ 5,539	$ 4,696
Affiliates Insurance Company	46	(24)	83	(52)
	$ 2,910	$ 2,305	$ 5,622	$ 4,644
EBITDA from investees:				
Government Properties Income Trust (1)	$ 5,936	$ 4,973	$ 11,353	$ 9,495
Affiliates Insurance Company	46	(24)	83	(52)
	$ 5,982	$ 4,949	$ 11,436	$ 9,443
FFO from investees:				
Government Properties Income Trust (1)	$ 4,920	$ 3,977	$ 9,475	$ 7,810
Affiliates Insurance Company	46	(24)	83	(52)
	$ 4,966	$ 3,953	$ 9,558	$ 7,758
Normalized FFO from investees:				
Government Properties Income Trust (1)	$ 5,168	$ 4,453	$ 9,950	$ 8,476
Affiliates Insurance Company	46	(24)	83	(52)
	$ 5,214	$ 4,429	$ 10,033	$ 8,424
Cash distributions from investees:				
Government Properties Income Trust (1)	$ 4,179	$ 3,980	$ 8,259	$ 7,960
Affiliates Insurance Company	-	-	-	-
	$ 4,179	$ 3,980	$ 8,259	$ 7,960

(1) In August 2010, Government Properties Income Trust, or GOV, issued 9,200,000 common shares in a public offering for $25.00 per common share, raising net proceeds of approximately $219,900. As a result of this transaction, CWH's ownership percentage in GOV was reduced from 31.8% prior to this transaction to 24.6% after this transaction, and because GOV issued shares at a price per share above CWH's carrying value per share, CWH recognized a gain of $18,390.

(2) Affiliates Insurance Company is a private company.



DEBT SUMMARY

(dollars in thousands)

		Coupon Rate	Interest Rate (1)	Principal Balance	Maturity Date	Due at Maturity	Years to Maturity
Secured Fixed Rate Debt:							
Secured debt	Two properties in Stafford, VA	7.310%	1.280%	$ 5,573	2/1/2012	$ 5,404	0.6
Secured debt	One property in Bannockburn, IL (2)	8.050%	5.240%	23,212	6/1/2012	22,719	0.9
Secured debt	Two properties in Rochester, NY	6.000%	6.000%	4,715	10/11/2012	4,507	1.3
Secured debt	One property in Macon, GA	4.950%	6.280%	12,798	5/11/2014	11,930	2.9
Secured debt	One property in St. Cloud, MN	5.990%	5.990%	8,668	2/1/2015	7,580	3.6
Secured debt	Two properties in Stafford, VA	5.780%	2.280%	9,387	5/1/2015	8,268	3.8
Secured debt	One property in Lenexa, KS	5.760%	7.000%	8,005	5/1/2016	6,116	4.8
Secured debt	One property in Jacksonville, FL	6.030%	8.000%	41,566	5/11/2016	38,994	4.9
Secured debt	One property in Birmingham, AL	7.360%	5.610%	11,985	8/1/2016	9,333	5.1
Secured debt	Four properties in Folsom, CA	5.670%	3.330%	41,275	5/1/2017	41,275	5.8
Secured debt	One property in Philadelphia, PA (3)	2.825%	5.660%	175,000	12/2/2019	160,710	8.4
Secured debt	One property in North Haven, CT	6.750%	5.240%	4,177	3/1/2022	-	10.7
Secured debt	One property in Morgan Hill, CA	6.140%	8.000%	13,950	1/5/2023	-	11.5
Secured debt	One property in East Windsor, CT	5.710%	5.240%	8,192	3/1/2026	-	14.7
Secured debt	Two properties in Morgan Hill, CA	6.060%	8.000%	13,161	11/10/2027	-	16.4
	Total / weighted average secured fixed rate debt	4.662%	5.702%	$ 381,664		$ 316,836	7.1
Unsecured Debt:							
Unsecured Floating Rate Debt:							
	Revolving credit facility (LIBOR + 200 bps) (4)	2.190%	2.190%	$ 230,000	8/8/2013	$ 230,000	2.1
	Term loan (LIBOR + 200 bps) (5)	2.190%	2.190%	400,000	12/15/2015	400,000	4.5
	Total / weighted average unsecured floating rate debt	2.190%	2.190%	$ 630,000		$ 630,000	3.6
Unsecured Fixed Rate Debt:							
	Senior notes due 2012	6.950%	7.179%	150,680	4/1/2012	150,680	0.8
	Senior notes due 2013	6.500%	6.693%	190,980	1/15/2013	190,980	1.5
	Senior notes due 2014	5.750%	5.828%	244,655	2/15/2014	244,655	2.6
	Senior notes due 2015	6.400%	6.601%	186,000	2/15/2015	186,000	3.6
	Senior notes due 2015	5.750%	5.790%	250,000	11/1/2015	250,000	4.3
	Senior notes due 2016	6.250%	6.470%	400,000	8/15/2016	400,000	5.1
	Senior notes due 2017	6.250%	6.279%	250,000	6/15/2017	250,000	6.0
	Senior notes due 2018	6.650%	6.768%	250,000	1/15/2018	250,000	6.6
	Senior notes due 2019	7.500%	7.863%	125,000	11/15/2019	125,000	8.4
	Senior notes due 2020	5.875%	6.166%	250,000	9/15/2020	250,000	9.2
	Total / weighted average unsecured fixed rate debt	6.292%	6.458%	$ 2,297,315		$ 2,297,315	4.9
	Total / weighted average unsecured debt	5.409%	5.539%	$ 2,927,315		$ 2,927,315	4.7
Summary Debt:							
Total / weighted average secured fixed rate debt		4.662%	5.702%	$ 381,664		$ 316,836	7.1
Total / weighted average unsecured floating rate debt		2.190%	2.190%	630,000		630,000	3.6
Total / weighted average unsecured fixed rate debt		6.292%	6.458%	2,297,315		2,297,315	4.9
Total / weighted average debt		5.323%	5.558%	$ 3,308,979 (6)		$ 3,244,151	4.9

(1) Includes the effect of interest rate protection and mark to market accounting for certain mortgages, and discounts on unsecured notes. Excludes effects of offering and transaction costs.

(2) The loan was prepaid in July 2011.

(3) Interest is payable at a spread over LIBOR but has been fixed through December 1, 2016 under a cash flow hedge which sets the rate at approximately 5.66%. No principal repayment is required for the first three years, after which the loan will be amortized on a 30 year direct reduction basis until maturity. Coupon represents floating interest rate at 6/30/2011.

(4) Represents amounts outstanding on CWH's $750 million revolving credit facility at 6/30/2011. Interest rate at 6/30/2011.

(5) Represents amounts outstanding on CWH's term loan at 6/30/2011. Interest rate at 6/30/2011.

(6) Total debt as of 6/30/2011, net of unamortized premiums and discounts, was $3,297,769.



DEBT MATURITY SCHEDULE

(dollars in thousands)

Year	Unsecured Floating Rate Debt	Unsecured Fixed Rate Debt	Secured Fixed Rate Debt	Total (1)	Weighted Average Interest Rate
	Scheduled Principal Payments During Period				
2011	$ -	$ -	$ 2,532	$ 2,532	6.4%
2012	-	150,680	37,194	187,874	7.1%
2013	230,000	190,980	6,073	427,053	4.2%
2014	-	244,655	18,187	262,842	5.7%
2015	400,000	436,000	21,919	857,919	4.3%
2016	-	400,000	59,768	459,768	6.2%
2017	-	250,000	46,214	296,214	6.2%
2018	-	250,000	5,283	255,283	6.6%
2019	-	125,000	166,359	291,359	6.5%
2020	-	250,000	3,320	253,320	5.9%
Thereafter	-	-	14,815	14,815	6.0%
Total	$ 630,000	$ 2,297,315	$ 381,664	$ 3,308,979	5.5%
Percent	19.0%	69.4%	11.6%	100.0%	

(1) Total debt as of 6/30/2011, net of unamortized premiums and discounts, was $3,297,769.

LEVERAGE RATIOS, COVERAGE RATIOS AND PUBLIC DEBT COVENANTS



	As of and For the Three Months Ended				
	6/30/2011	3/31/2011	12/31/2010	9/30/2010	6/30/2010
Leverage Ratios:					
Total debt / total assets	47.4%	49.4%	48.7%	44.3%	46.4%
Total debt / gross book value of real estate assets (1)	44.4%	46.2%	46.7%	42.0%	42.6%
Total debt / gross book value of real estate assets, plus equity investments (1)	43.4%	45.1%	45.5%	40.9%	41.6%
Total debt / total book capitalization	49.3%	51.3%	50.6%	46.0%	48.1%
Total debt / total market capitalization	55.7%	58.5%	58.0%	53.0%	56.7%
Secured debt / total assets	5.5%	5.2%	5.3%	5.5%	10.0%
Variable rate debt / total debt	19.1%	20.3%	17.7%	6.0%	5.8%
Variable rate debt / total assets	9.1%	10.0%	8.6%	2.6%	2.7%
Coverage Ratios:					
EBITDA (2) / interest expense	2.6x	2.5x	2.6x	2.6x	2.6x
EBITDA (2) / interest expense + preferred distributions	2.1x	2.1x	2.2x	2.0x	2.0x
Total debt / annualized EBITDA (2)	6.6x	6.9x	6.7x	6.0x	6.0x
Public Debt Covenants (3):					
Debt / adjusted total assets (maximum 60%)	41.6%	43.4%	42.7%	39.1%	40.5%
Secured debt / adjusted total assets (maximum 40%)	4.8%	4.6%	4.7%	4.9%	8.7%
Consolidated income available for debt service / debt service (minimum 1.5x)	2.6x	2.5x	2.5x	2.7x	2.6x
Total unencumbered assets / unsecured debt (minimum 150% / 200%)	248.8%	235.8%	240.2%	265.8%	259.6%

(1) Gross book value of real estate assets is real estate properties, at cost, including properties held for sale, plus purchase price allocations and acquisition costs less impairment writedowns, if any.

(2) See Exhibit B for calculation of EBITDA.

(3) Adjusted total assets and unencumbered assets includes original cost of real estate assets and excludes depreciation and amortization, accounts receivable, other intangible assets and impairment writedowns, if any. Consolidated income available for debt service is earnings from operations excluding interest expense, depreciation and amortization, taxes, loss on asset impairment and gains and losses on acquisitions and sales of assets and early extinguishment of debt, determined together with debt service on a pro forma basis for the four consecutive fiscal quarters most recently ended.



ACQUISITIONS AND DISPOSITIONS INFORMATION SINCE 1/1/2011

(dollars and sq. ft. in thousands, except per sq. ft. amounts)

Acquisitions:

Date Acquired	Location	Suburban Office/ CBD Office/ Industrial & Other	Number of Properties	Sq. Ft.	Purchase Price (1)	Purchase Price (1) / Sq. Ft.	Cap Rate (2)	Weighted Average Remaining Lease Term (3)	Percent Leased (4)	Major Tenant
Jan-11	Boca Raton, FL	Suburban Office	3	640	$ 171,000	$ 267	9.7%	12.8	100.0%	Office Depot, Inc.
Jan-11	Columbia, SC	Suburban Office	1	115	12,025	105	9.4%	4.8	98.9%	Palmetto Health
Jan-11	Chelmsford, MA	Suburban Office	1	98	10,000	102	9.3%	5.2	100.0%	Comcast Corporation
Feb-11	Montvale, NJ	Suburban Office	1	119	20,600	173	11.1%	6.4	100.0%	Thomson Medical
Mar-11	Phoenix, AZ	CBD Office	4	1,063	136,500	128	8.3%	9.8	91.8%	Pinnacle West Capital Corporation
May-11	Chicago, IL	CBD Office	1	1,070	162,202	152	9.2%	6.6	85.4%	GSA Department of Health & Human Services
Jun-11	Stafford, VA	Suburban Office	4	149	25,725	173	11.0%	1.7	100.0%	Battelle Memorial Institute
Jun-11	Folsom, CA	Suburban Office	4	269	46,300	172	9.1%	3.6	93.1%	Verizon Wireless
Jul-11	Birmingham, AL	CBD Office	1	515	68,500	133	9.7%	8.7	76.0%	Burr & Foreman LLP
	Total / Weighted Average		20	4,038	$ 652,852	$ 162	9.3%	8.6	90.4%	

Dispositions:

Date Sold	Location	Suburban Office/ CBD Office/ Industrial & Other	Number of Properties	Sq. Ft.	Sale Price (1)	Original Purchase Price (1)	Sale Price (1) / Sq. Ft.	Original Purchase Price (1) / Sq. Ft.	Sale Price Multiple of Original Purchase Price	Book Gain (Loss) on Sale
Jan-11	Boston, MA	CBD Office	1	99	$ 28,446	$ 14,492	$ 287	$ 146	2.0x	$ 11,469
Jan-11	Austin, TX	Suburban Office	1	66	7,053	4,588	107	70	1.5x	951
Jan-11	King of Prussia, PA	Suburban Office	1	31	3,949	3,500	127	113	1.1x	573
Jan-11	Greensburg, PA	Industrial & Other	1	235	13,306	7,675	57	33	1.7x	5,198
Jan-11	Manchester, NH	Suburban Office	1	211	25,343	22,000	120	104	1.2x	7,510
Jan-11	Atlanta, GA	Suburban Office	1	95	17,773	11,259	187	119	1.6x	8,965
Feb-11	Adairsville, GA	Industrial & Other	1	101	2,275	4,144	23	41	0.5x	(94)
	Total		7	838	$ 98,145	$ 67,658	$ 117	$ 81	1.5x	$ 34,572

(1) Represents the gross contract purchase or sale price and excludes closing costs and purchase price allocations.
(2) Represents the ratio of the estimated current GAAP based annual rental income less property operating expenses to the Purchase Price on the date of acquisition.
(3) Average remaining lease term based on rental income as of the date acquired.
(4) Percent leased as of the date acquired.

PORTFOLIO INFORMATION



Waterfront Corporate Center, Hoboken, NJ.
Square Feet: 521,410.

PORTFOLIO SUMMARY BY PROPERTY TYPE AND MAJOR MARKET (1)

(sq. ft. and dollars in thousands)



Number of Properties As of June 30, 2011

Major Market	Suburban Office	CBD Office	Industrial & Other	Total	% of Total
Metro Philadelphia, PA	12	5	-	17	3.4%
Oahu, HI	-	-	57	57	11.4%
Metro Denver, CO	6	1	1	8	1.6%
Metro Chicago, IL	8	1	1	10	2.0%
Australia	-	1	10	11	2.2%
Metro Washington, DC	16	3	-	19	3.8%
Other markets	237	29	111	377	75.6%
Total	279	40	180	499	100.0%
% of Total	55.9%	8.0%	36.1%	100.0%	

Total Square Feet As of June 30, 2011

Major Market	Suburban Office	CBD Office	Industrial & Other	Total	% of Total
Metro Philadelphia, PA	620	4,591	-	5,211	7.7%
Oahu, HI	-	-	17,914	17,914	26.6%
Metro Denver, CO	789	672	553	2,014	3.0%
Metro Chicago, IL	1,361	1,072	104	2,537	3.8%
Australia	-	314	1,440	1,754	2.6%
Metro Washington, DC	1,216	428	-	1,644	2.4%
Other markets	18,494	7,301	10,598	36,393	53.9%
Total	22,480	14,378	30,609	67,467	100.0%
% of Total	33.3%	21.3%	45.4%	100.0%	

Annualized Rental Income for the Three Months Ended June 30, 2011 (2)

Major Market	Suburban Office	CBD Office	Industrial & Other	Total	% of Total
Metro Philadelphia, PA	$ 8,084	$ 116,532	$ -	$ 124,616	13.5%
Oahu, HI	-	-	75,115	75,115	8.1%
Metro Denver, CO	15,478	20,394	9,060	44,932	4.8%
Metro Chicago, IL	36,122	31,501	408	68,031	7.3%
Australia	-	20,408	13,811	34,219	3.7%
Metro Washington, DC	28,891	13,942	-	42,833	4.6%
Other markets	305,775	167,188	65,691	538,654	58.0%
Total	$ 394,350	$ 369,965	$ 164,085	$ 928,400	100.0%
% of Total	42.5%	39.8%	17.7%	100.0%	

NOI for the Three Months Ended June 30, 2011 (3)

Major Market	Suburban Office	CBD Office	Industrial & Other	Total	% of Total
Metro Philadelphia, PA	$ 371	$ 14,808	$ -	$ 15,179	11.5%
Oahu, HI	-	-	13,802	13,802	10.5%
Metro Denver, CO	2,786	3,819	1,272	7,877	6.0%
Metro Chicago, IL	4,857	2,181	103	7,141	5.4%
Australia	-	4,615	2,424	7,039	5.3%
Metro Washington, DC	3,878	2,318	-	6,196	4.7%
Other markets	43,228	20,848	10,710	74,786	56.6%
Total	$ 55,120	$ 48,589	$ 28,311	$ 132,020	100.0%
% of Total	41.8%	36.8%	21.4%	100.0%	

(1) Excludes properties classified in discontinued operations.

(2) Annualized rental income is rents pursuant to signed leases as of 6/30/2011, plus estimated expense reimbursements; includes some triple net lease rents and excludes lease value amortization.

(3) See Exhibit A for calculation of NOI.

We define our major markets as markets which currently, or during either of the last two quarters, constitute 5% or more of our leaseable square feet, annualized rental income or NOI. Major U.S. markets are based on geographic market areas as defined by CoStar, except for the Metro Philadelphia, PA market, which excludes properties located in Central Pennsylvania and Wilmington, DE. Oahu, HI includes all properties located on the island of Oahu. Australia includes all properties located in Australia.

SAME PROPERTY RESULTS OF OPERATIONS BY PROPERTY TYPE

(dollars and sq. ft. in thousands)



	As of and For the Three Months Ended (1)		As of and For the Six Months Ended (2)	
	6/30/2011	6/30/2010	6/30/2011	6/30/2010
Number of Properties:				
Suburban Office	244	244	244	244
CBD Office	34	34	34	34
Industrial & Other	161	161	161	161
Total	439	439	439	439
Square Feet:				
Suburban Office	18,184	18,184	18,184	18,184
CBD Office	11,340	11,340	11,340	11,340
Industrial & Other	28,999	28,999	28,999	28,999
Total	58,523	58,523	58,523	58,523
Percent Leased (3):				
Suburban Office	78.6%	80.6%	78.6%	80.6%
CBD Office	87.6%	87.5%	87.6%	87.5%
Industrial & Other	91.3%	92.9%	91.3%	92.9%
Total	86.7%	88.0%	86.7%	88.0%
Rental Income (4):				
Suburban Office	$ 71,941	$ 76,285	$ 146,247	$ 153,507
CBD Office	71,105	70,533	141,342	142,700
Industrial & Other	34,843	37,456	70,306	73,579
Total	$ 177,889	$ 184,274	$ 357,895	$ 369,786
Property Net Operating Income (NOI) (5):				
Suburban Office	$ 38,541	$ 42,886	$ 76,863	$ 86,617
CBD Office	37,765	36,937	75,102	75,470
Industrial & Other	25,036	27,702	49,385	53,919
Total	$ 101,342	$ 107,525	$ 201,350	$ 216,006
NOI % Growth:				
Suburban Office	-10.1%		-11.3%	
CBD Office	2.2%		-0.5%	
Industrial & Other	-9.6%		-8.4%	
Total	-5.8%		-6.8%	

(1) Based on properties owned continuously since 4/1/2010 and excludes properties classified in discontinued operations.

(2) Based on properties owned continuously since 1/1/2010 and excludes properties classified in discontinued operations.

(3) Percent leased includes (i) space being fitted out for occupancy pursuant to signed leases and (ii) space which is leased but is not occupied or is being offered for sublease by tenants.

(4) Includes some triple net lease rental income.

(5) See Exhibit A for calculation of NOI.



SAME PROPERTY RESULTS OF OPERATIONS BY MAJOR MARKET
(dollars and sq. ft. in thousands)

	As of and For the Three Months Ended (1)		As of and For the Six Months Ended (2)	
	6/30/2011	6/30/2010	6/30/2011	6/30/2010
Number of Properties:				
Metro Philadelphia, PA	17	17	17	17
Oahu, HI	57	57	57	57
Metro Denver, CO	7	7	7	7
Metro Chicago, IL	7	7	7	7
Australia	-	-	-	-
Metro Washington, DC	13	13	13	13
Other markets	338	338	338	338
Total	439	439	439	439
Square Feet:				
Metro Philadelphia, PA	5,211	5,211	5,211	5,211
Oahu, HI	17,914	17,914	17,914	17,914
Metro Denver, CO	1,765	1,765	1,765	1,765
Metro Chicago, IL	834	834	834	834
Australia	-	-	-	-
Metro Washington, DC	1,377	1,377	1,377	1,377
Other markets	31,422	31,422	31,422	31,422
Total	58,523	58,523	58,523	58,523
Percent Leased (3):				
Metro Philadelphia, PA	83.2%	83.5%	83.2%	83.5%
Oahu, HI	94.5%	94.7%	94.5%	94.7%
Metro Denver, CO	91.1%	89.1%	91.1%	89.1%
Metro Chicago, IL	99.4%	99.4%	99.4%	99.4%
Australia	-%	-%	-%	-%
Metro Washington, DC	83.7%	81.4%	83.7%	81.4%
Other markets	82.4%	84.9%	82.4%	84.9%
Total	86.7%	88.0%	86.7%	88.0%
Rental Income (4):				
Metro Philadelphia, PA	$ 30,411	$ 30,255	$ 60,505	$ 61,127
Oahu, HI	18,093	18,566	36,682	36,343
Metro Denver, CO	9,347	9,178	18,428	18,168
Metro Chicago, IL	4,547	4,180	9,782	8,796
Australia	-	-	-	-
Metro Washington, DC	8,618	8,724	17,910	17,405
Other markets	106,873	113,371	214,588	227,947
Total	$ 177,889	$ 184,274	$ 357,895	$ 369,786
Property Net Operating Income (NOI) (5):				
Metro Philadelphia, PA	$ 15,179	$ 15,187	$ 29,852	$ 30,703
Oahu, HI	13,802	13,751	27,215	27,028
Metro Denver, CO	5,970	5,625	11,539	11,539
Metro Chicago, IL	2,868	2,751	6,263	5,892
Australia	-	-	-	-
Metro Washington, DC	5,684	5,565	12,003	11,060
Other markets	57,839	64,646	114,478	129,784
Total	$ 101,342	$ 107,525	$ 201,350	$ 216,006
NOI % Growth:				
Metro Philadelphia, PA	-0.1%		-2.8%	
Oahu, HI	0.4%		0.7%	
Metro Denver, CO	6.1%		-%	
Metro Chicago, IL	4.3%		6.3%	
Australia	-%		-%	
Metro Washington, DC	2.1%		8.5%	
Other markets	-10.5%		-11.8%	
Total	-5.8%		-6.8%	

(1) Based on properties owned continuously since 4/1/2010 and excludes properties classified in discontinued operations.
(2) Based on properties owned continuously since 1/1/2010 and excludes properties classified in discontinued operations.
(3) Percent leased includes (i) space being fitted out for occupancy pursuant to signed leases and (ii) space which is leased but is not occupied or is being offered for sublease by tenants.
(4) Includes some triple net lease rental income.
(5) See Exhibit A for calculation of NOI.

We define our major markets as markets which currently, or during either of the last two quarters, constitute 5% or more of our leaseable square feet, annualized rental income or NOI. Major U.S. markets are based on geographic market areas as defined by CoStar, except for the Metro Philadelphia, PA market, which excludes properties located in Central Pennsylvania and Wilmington, DE. Oahu, HI includes all properties located on the island of Oahu. Australia includes all properties located in Australia.



TENANT IMPROVEMENTS, LEASING COSTS AND CAPITAL IMPROVEMENTS

(dollars and sq. ft. in thousands, except per sq. ft. data)

	For the Three Months Ended				
	6/30/2011	3/31/2011	12/31/2010	9/30/2010	6/30/2010
Tenant improvements (TI)	$ 15,562	$ 9,163	$ 14,807	$ 9,803	$ 7,950
Leasing costs (LC)	5,024	4,841	11,069	5,749	4,788
Total TI and LC	20,586	14,004	25,876	15,552	12,738
Building improvements (1)	3,701	1,941	10,447	2,918	943
Development, redevelopment and other activities (2)	7,915	1,633	8,738	5,942	7,392
Total capital improvements, including TI and LC	$ 32,202	$ 17,578	$ 45,061	$ 24,412	$ 21,073
Sq. ft. beginning of period (3)	68,861	67,744	66,585	67,576	66,925
Sq. ft. end of period (3)	70,355	68,861	67,744	66,585	67,576
Average sq. ft. during period (3)	69,608	68,303	67,165	67,081	67,251
Building improvements per average sq. ft. during period	$ 0.05	$ 0.03	$ 0.16	$ 0.04	$ 0.01

(1) Building improvements generally include construction costs, expenditures to replace obsolete building components and expenditures that extend the useful life of existing assets.

(2) Development, redevelopment and other activities generally include non-recurring expenditures or expenditures that we believe increase the value of our existing properties.

(3) Square feet includes properties held for sale at the end of each period.

LEASING SUMMARY (1)

(dollars and sq. ft. in thousands, except per sq. ft. data)



	As of and For the Three Months Ended				
	6/30/2011	3/31/2011	12/31/2010	9/30/2010	6/30/2010
Properties	499	490	481	519	521
Total sq. ft. (2)	67,467	65,973	64,018	66,506	67,497
Percentage leased	87.5%	87.5%	87.7%	86.4%	86.0%
Leasing Activity (sq. ft.):					
New leases	549	678	671	733	286
Renewals	712	771	1,550	1,287	968
Total	1,261	1,449	2,221	2,020	1,254
% Change in GAAP Rent (3):					
New leases	8%	18%	-7%	14%	-4%
Renewals	-2%	-3%	-4%	-2%	-6%
Weighted average	2%	8%	-5%	3%	-6%
Capital Commitments (4):					
New leases	$ 12,723	$ 11,265	$ 12,901	$ 19,427	$ 5,746
Renewals	7,083	4,258	8,714	6,911	6,778
Total	$ 19,806	$ 15,523	$ 21,615	$ 26,338	$ 12,524
Capital Commitments per Sq. Ft. (4):					
New leases	$ 23.17	$ 16.62	$ 19.23	$ 26.50	$ 20.09
Renewals	$ 9.95	$ 5.52	$ 5.62	$ 5.37	$ 7.00
Total	$ 15.71	$ 10.71	$ 9.73	$ 13.04	$ 9.99
Weighted Average Lease Term by Sq. Ft. (years):					
New leases	6.9	5.8	7.1	6.8	6.1
Renewals	5.7	6.4	6.9	5.2	5.1
Total	6.2	6.0	6.9	5.8	5.4
Capital Commitments per Sq. Ft. per Year:					
New leases	$ 3.36	$ 2.86	$ 2.71	$ 3.90	$ 3.29
Renewals	$ 1.75	$ 0.86	$ 0.81	$ 1.03	$ 1.37
Total	$ 2.53	$ 1.79	$ 1.41	$ 2.25	$ 1.85

(1) Prior periods reflect amounts previously reported and excludes retroactive adjustments for one property reclassified from continuing operations during the third quarter of 2010 and 55 properties reclassified from continuing operations during the fourth quarter of 2010.

(2) Sq. ft. measurements are subject to modest changes when space is re-measured or re-configured for new tenants.

(3) Percent difference in prior rents charged for same space. Rents include expense reimbursements and exclude lease value amortization.

(4) Represents commitments to tenant improvements (TI) and leasing costs (LC).

The above leasing summary is based on leases executed during the periods indicated.



OCCUPANCY AND LEASING ANALYSIS BY PROPERTY TYPE AND MAJOR MARKET (1)

(dollars and sq. ft. in thousands)

Property Type/Market	Total Sq. Ft. As of 6/30/2011	Sq. Ft. Leases Executed During Three Months Ended 6/30/2011		
		New	Renewals	Total
Suburban Office	22,480	248	334	582
CBD Office	14,378	100	96	196
Industrial & Other	30,609	201	282	483
Total	67,467	549	712	1,261
Metro Philadelphia, PA	5,211	91	21	112
Oahu, HI	17,914	5	43	48
Metro Denver, CO	2,014	11	73	84
Metro Chicago, IL	2,537	-	-	-
Australia	1,754	48	142	190
Metro Washington, DC	1,644	12	10	22
Other markets	36,393	382	423	805
Total	67,467	549	712	1,261

	As of 3/31/2011	3/31/2011 % Leased (2)	Sq. Ft. Leased			As of 6/30/2011	6/30/2011 % Leased
			Expired	New and Renewals	Acquisitions / (Sales)		
Suburban Office	18,088	82.0%	(677)	582	393	18,386	81.8%
CBD Office	11,699	87.9%	(155)	196	900	12,640	87.9%
Industrial & Other	27,957	91.3%	(438)	483	-	28,002	91.5%
Total	57,744	87.5%	(1,270)	1,261	1,293	59,028	87.5%
Metro Philadelphia, PA	4,284	82.2%	(62)	112	-	4,334	83.2%
Oahu, HI	17,011	95.0%	(134)	48	-	16,925	94.5%
Metro Denver, CO	1,848	91.8%	(76)	84	-	1,856	92.2%
Metro Chicago, IL	1,419	96.9%	(23)	-	900	2,296	90.5%
Australia	1,634	93.3%	(157)	190	-	1,667	95.0%
Metro Washington, DC	1,257	84.1%	(21)	22	146	1,404	85.4%
Other markets	30,291	93.9%	(797)	805	247	30,546	83.9%
Total	57,744	87.5%	(1,270)	1,261	1,293	59,028	87.5%

(1) Excludes properties classified in discontinued operations, unless otherwise noted.

(2) Based on total sq. ft. as of March 31, 2011 as previously reported; excludes effects of space remeasurements during the period.

We define our major markets as markets which currently, or during either of the last two quarters, constitute 5% or more of our leaseable square feet, annualized rental income or NOI. Major U.S. markets are based on geographic market areas as defined by CoStar, except for the Metro Philadelphia, PA market, which excludes Central Pennsylvania and Wilmington, DE. Oahu, HI includes all properties located on the island of Oahu. Australia includes all properties located in Australia.

OCCUPANCY AND LEASING ANALYSIS BY PROPERTY TYPE AND MAJOR MARKET



TENANTS REPRESENTING 1% OR MORE OF TOTAL RENT (1)

(sq. ft. in thousands)

	Tenant	Sq. Ft. (2)	% of Total Sq. Ft. (2)	% of Annualized Rental Income (3)	Expiration
1	Telstra Corporation Limited	311	0.5%	2.2%	2020
2	U.S. Government (4)	629	1.1%	1.9%	2011 to 2031
3	Office Depot, Inc.	651	1.1%	1.9%	2016 and 2023
4	Expedia, Inc.	357	0.6%	1.8%	2018
5	PNC Financial Services Group	613	1.0%	1.7%	2012 to 2021
6	John Wiley & Sons, Inc.	342	0.6%	1.7%	2017
7	GlaxoSmithKline plc	608	1.0%	1.6%	2013
8	Wells Fargo Bank	485	0.8%	1.4%	2011 to 2022
9	The Bank of New York Mellon Corp.	393	0.7%	1.2%	2011 to 2021
10	Jones Day (law firm)	407	0.7%	1.2%	2012 and 2019
11	Ballard Spahr Andrews & Ingersoll (law firm)	269	0.5%	1.1%	2012 and 2015
12	Flextronics International Ltd.	894	1.5%	1.0%	2014
13	JDA Software Group, Inc.	283	0.5%	1.0%	2012
14	ING	410	0.7%	1.0%	2011 and 2018
	Total	6,652	11.3%	20.7%	

(1) Excludes properties classified in discontinued operations.

(2) Sq. ft. is pursuant to signed leases as of 6/30/2011, and includes (i) space being fitted out for occupancy and (ii) space which is leased but is not occupied or is being offered for sublease.

(3) Annualized rental income is rents pursuant to signed leases as of 6/30/2011, plus estimated expense reimbursements; includes some triple net lease rents and excludes lease value amortization.

(4) Including CWH's 24.6% pro rata ownership of GOV as of June 30, 2011, the U.S. Government represents 2,020 sq. ft., or 3.3% of total sq. ft. and 5.2% of total rental income.

THREE YEAR LEASE EXPIRATION SCHEDULE BY PROPERTY TYPE (1)

(dollars and sq. ft. in thousands)



	Total as of 6/30/2011	2011	2012	2013	2014 and Thereafter
Suburban Office:					
Total sq. ft.	22,480				
Leased sq. ft. (2)	18,386	1,788	2,792	2,347	11,459
Percent	100.0%	9.7%	15.2%	12.8%	62.3%
Annualized rental income (3)	$ 394,350	$ 35,654	$ 61,629	$ 46,083	$ 250,984
Percent	100.0%	9.0%	15.6%	11.7%	63.7%
CBD Office:					
Total sq. ft.	14,378				
Leased sq. ft. (2)	12,640	408	1,307	1,487	9,438
Percent	100.0%	3.2%	10.3%	11.8%	74.7%
Annualized rental income (3)	$ 369,965	$ 11,355	$ 35,603	$ 40,293	$ 282,714
Percent	100.0%	3.1%	9.6%	10.9%	76.4%
Industrial & Other:					
Total sq. ft.	30,609				
Leased sq. ft. (2)	28,002	1,388	1,347	1,610	23,657
Percent	100.0%	5.0%	4.8%	5.7%	84.5%
Annualized rental income (3)	$ 164,085	$ 8,938	$ 7,590	$ 11,807	$ 135,750
Percent	100.0%	5.4%	4.6%	7.2%	82.8%
Total:					
Total sq. ft.	67,467				
Leased sq. ft. (2)	59,028	3,584	5,446	5,444	44,554
Percent	100.0%	6.1%	9.2%	9.2%	75.5%
Annualized rental income (3)	$ 928,400	$ 55,947	$ 104,822	$ 98,183	$ 669,448
Percent	100.0%	6.0%	11.3%	10.6%	72.1%

(1) Excludes properties classified in discontinued operations.

(2) Sq. ft. is pursuant to signed leases as of 6/30/2011 and includes (i) space being fitted out for occupancy and (ii) space which is leased but is not occupied or is being offered for sublease.

(3) Annualized rental income is rents pursuant to signed leases as of 6/30/2011, plus estimated expense reimbursements; includes some triple net lease rents and excludes lease value amortization.



THREE YEAR LEASE EXPIRATION SCHEDULE BY MAJOR MARKET (1)

(dollars and sq. ft. in thousands)

	Total as of 6/30/2011	2011	2012	2013	2014 and Thereafter
Metro Philadelphia, PA:					
Total sq. ft.	5,211				
Leased sq. ft. (2)	4,334	73	392	703	3,166
Percent	100.0%	1.7%	9.0%	16.2%	73.1%
Annualized rental income (3)	$ 124,616	$ 2,424	$ 11,224	$ 17,611	$ 93,357
Percent	100.0%	1.9%	9.0%	14.1%	75.0%
Oahu, HI:					
Total sq. ft.	17,914				
Leased sq. ft. (2)	16,925	475	925	421	15,104
Percent	100.0%	2.8%	5.5%	2.5%	89.2%
Annualized rental income (3)	$ 75,115	$ 2,851	$ 3,647	$ 3,760	$ 64,857
Percent	100.0%	3.8%	4.9%	5.0%	86.3%
Metro Denver, CO:					
Total sq. ft.	2,014				
Leased sq. ft. (2)	1,856	132	344	132	1,248
Percent	100.0%	7.1%	18.5%	7.1%	67.3%
Annualized rental income (3)	$ 44,932	$ 3,270	$ 6,662	$ 4,266	$ 30,734
Percent	100.0%	7.3%	14.8%	9.5%	68.4%
Metro Chicago, IL:					
Total sq. ft.	2,537				
Leased sq. ft. (2)	2,296	226	334	83	1,653
Percent	100.0%	9.8%	14.5%	3.6%	72.1%
Annualized rental income (3)	$ 68,031	$ 6,546	$ 9,887	$ 3,020	$ 48,578
Percent	100.0%	9.6%	14.5%	4.4%	71.5%
Australia:					
Total sq. ft.	1,754				
Leased sq. ft. (2)	1,667	395	88	175	1,009
Percent	100.0%	23.7%	5.3%	10.5%	60.5%
Annualized rental income (3)	$ 34,219	$ 3,206	$ 853	$ 1,911	$ 28,249
Percent	100.0%	9.4%	2.5%	5.6%	82.5%
Metro Washington, DC:					
Total sq. ft.	1,644				
Leased sq. ft. (2)	1,404	102	450	213	639
Percent	100.0%	7.3%	32.1%	15.2%	45.4%
Annualized rental income (3)	$ 42,834	$ 2,760	$ 15,233	$ 5,949	$ 18,892
Percent	100.0%	6.4%	35.6%	13.9%	44.1%
Other markets:					
Total sq. ft.	36,393				
Leased sq. ft. (2)	30,546	2,181	2,913	3,717	21,735
Percent	100.0%	7.1%	9.5%	12.2%	71.2%
Annualized rental income (3)	$ 538,653	$ 34,890	$ 57,316	$ 61,666	$ 384,781
Percent	100.0%	6.5%	10.6%	11.4%	71.5%
Total:					
Total sq. ft.	67,467				
Leased sq. ft. (2)	59,028	3,584	5,446	5,444	44,554
Percent	100.0%	6.1%	9.2%	9.2%	75.5%
Annualized rental income (3)	$ 928,400	$ 55,947	$ 104,822	$ 98,183	$ 669,448
Percent	100.0%	6.0%	11.3%	10.6%	72.1%

(1) Excludes properties classified in discontinued operations.

(2) Sq. ft. is pursuant to signed leases as of 6/30/2011 and includes (i) space being fitted out for occupancy and (ii) space which is leased but is not occupied or is being offered for sublease.

(3) Annualized rental income is rents pursuant to signed leases as of 6/30/2011, plus estimated expense reimbursements; includes some triple net lease rents and excludes lease value amortization.

We define our major markets as markets which currently, or during either of the last two quarters, constitute 5% or more of our leaseable square feet, annualized rental income or NOI. Major U.S. markets are based on geographic market areas as defined by CoStar, except for the Metro Philadelphia, PA market, which excludes Central Pennsylvania and Wilmington, DE. Oahu, HI includes all properties located on the island of Oahu. Australia includes all properties located in Australia.



PORTFOLIO LEASE EXPIRATION SCHEDULE (1)

(dollars and sq. ft. in thousands)

	Sq. Ft. Expiring (2)	% of Sq. Ft. Expiring	Cumulative % of Sq. Ft. Expiring	Annualized Rental Income Expiring (3)	% of Annualized Rental Income Expiring	Cumulative % of Annualized Rental Income Expiring
2011	3,584	6.1%	6.1%	$ 55,947	6.0%	6.0%
2012	5,446	9.2%	15.3%	104,822	11.3%	17.3%
2013	5,444	9.2%	24.5%	98,183	10.6%	27.9%
2014	4,642	7.9%	32.4%	73,842	8.0%	35.9%
2015	4,248	7.2%	39.6%	91,940	9.9%	45.8%
2016	5,090	8.6%	48.2%	80,023	8.6%	54.4%
2017	3,080	5.2%	53.4%	81,574	8.8%	63.2%
2018	3,102	5.3%	58.7%	64,752	7.0%	70.2%
2019	3,650	6.2%	64.9%	44,854	4.8%	75.0%
2020	2,762	4.7%	69.6%	70,717	7.6%	82.6%
Thereafter	17,980	30.4%	100.0%	161,746	17.4%	100.0%
Total	59,028	100.0%		$ 928,400	100.0%	
Weighted average remaining lease term (in years)	8.0			6.1		

(1) Excludes properties classified in discontinued operations.

(2) Sq. ft. is pursuant to signed leases as of 6/30/2011 and includes (i) space being fitted out for occupancy and (ii) space which is leased but is not occupied or is being offered for sublease.

(3) Annualized rental income is rents pursuant to signed leases as of 6/30/2011, plus estimated expense reimbursements; includes some triple net lease rents and excludes lease value amortization.

EXHIBITS

17th Street Plaza, Denver, CO.
Square Feet: 669,670.

Mellon Bank Center, Philadelphia, PA.
Square Feet: 1,284,524.

CALCULATION OF PROPERTY NET OPERATING INCOME (NOI)

(amounts in thousands)



EXHIBIT A

	For the Three Months Ended		For the Six Months Ended	
	6/30/2011	6/30/2010	6/30/2011	6/30/2010
Calculation of NOI (1):				
Rental income	$ 222,181	$ 195,817	$ 436,697	$ 390,896
Operating expenses	(90,161)	(81,352)	(180,568)	(162,822)
Property net operating income (NOI)	$ 132,020	$ 114,465	$ 256,129	$ 228,074
Reconciliation of NOI to Net Income:				
Property NOI	$ 132,020	$ 114,465	$ 256,129	$ 228,074
Depreciation and amortization	(51,973)	(45,233)	(105,814)	(90,673)
General and administrative	(11,618)	(9,554)	(22,569)	(18,804)
Loss on asset impairment	-	(21,491)	-	(21,491)
Acquisition related costs	(2,415)	(1,103)	(5,060)	(1,413)
Operating income	66,014	37,084	122,686	95,693
Interest and other income	392	447	1,062	1,565
Interest expense	(48,200)	(44,659)	(95,614)	(89,524)
Equity in earnings of investees	2,910	2,305	5,622	4,644
Gain on issuance of shares by an equity investee	-	-	-	16,418
Income (loss) from continuing operations before income tax expense	21,116	(4,823)	33,756	28,796
Income tax expense	(90)	(181)	(436)	(363)
Income (loss) from continuing operations	21,026	(5,004)	33,320	28,433
Discontinued operations:				
(Loss) income from discontinued operations	(1,062)	3,498	(1,316)	7,358
Gain on sale of properties from discontinued operations	-	-	34,572	-
Income (loss) before gain on sale of properties	19,964	(1,506)	66,576	35,791
Gain on sale of properties	-	11,504	-	11,504
Net income	$ 19,964	$ 9,998	$ 66,576	$ 47,295

(1) Excludes properties classified in discontinued operations.

We calculate NOI as shown above. We consider NOI to be an appropriate supplemental measure to net income because it helps both investors and management to understand the operations of our properties. We use NOI internally as a performance measure and believe NOI provides useful information to investors regarding our results of operations because it reflects only those income and expense items that are incurred at the property level and may facilitate comparisons of our operating performance between periods. Our management also uses NOI to evaluate individual, regional and company wide property level performance. NOI excludes certain components from net income available for common shareholders in order to provide results that are more closely related to our properties' results of operations. NOI does not represent cash generated by operating activities in accordance with U.S. generally accepted accounting principles, or GAAP, and should not be considered an alternative to net income, net income available for common shareholders or cash flow from operating activities as a measure of financial performance. Other REITs and real estate companies may calculate NOI differently than us.



CALCULATION OF EBITDA

(amounts in thousands)

	For the Three Months Ended		For the Six Months Ended	
	6/30/2011	6/30/2010	6/30/2011	6/30/2010
Net income	$ 19,964	$ 9,998	$ 66,576	$ 47,295
Plus: interest expense from continuing operations	48,200	44,659	95,614	89,524
Plus: interest expense from discontinued operations	-	1,622	-	3,239
Plus: income tax expense	90	181	436	363
Plus: depreciation and amortization from continuing operations	51,973	45,233	105,814	90,673
Plus: depreciation and amortization from discontinued operations	-	4,425	-	8,765
Plus: EBITDA from investees	5,982	4,949	11,436	9,443
Plus: loss on asset impairment from continuing operations	-	21,491	-	21,491
Plus: acquisition related costs	2,415	1,103	5,060	1,413
Less: gain on sale of properties	-	(11,504)	-	(11,504)
Less: gain on sale of properties from discontinued operations	-	-	(34,572)	-
Less: equity in earnings of investees	(2,910)	(2,305)	(5,622)	(4,644)
Less: gain on issuance of shares by an equity investee	-	-	-	(16,418)
EBITDA	$ 125,714	$ 119,852	$ 244,742	$ 239,640

We calculate EBITDA as shown above. We consider EBITDA to be an appropriate measure of our performance, along with net income and cash flow from operating, investing and financing activities. We believe EBITDA provides useful information to investors because by excluding the effects of certain historical costs, EBITDA can facilitate a comparison of our current operating performance with our past operating performance. EBITDA does not represent cash generated by operating activities in accordance with GAAP and should not be considered an alternative to net income or cash flow from operating activities as a measure of financial performance or liquidity. Other REITs and real estate companies may calculate EBITDA differently than us. The prior period has been restated to conform to the current period presentation.

CALCULATION OF FUNDS FROM OPERATIONS (FFO) AND NORMALIZED FFO

(amounts in thousands, except per share data)



EXHIBIT C

		For the Three Months Ended			For the Six Months Ended	
		6/30/2011	6/30/2010		6/30/2011	6/30/2010
Calculation of FFO:						
Net income		$ 19,964	$ 9,998	$	66,576	$ 47,295
Plus:	depreciation and amortization from continuing operations	51,973	45,233		105,814	90,673
Plus:	depreciation and amortization from discontinued operations	-	4,425		-	8,765
Plus:	FFO from investees	4,966	3,953		9,558	7,758
Less:	gain on sale of properties	-	(11,504)		-	(11,504)
Less:	gain on sale of properties from discontinued operations	-	-		(34,572)	-
Less:	equity in earnings of investees	(2,910)	(2,305)		(5,622)	(4,644)
FFO		73,993	49,800		141,754	138,343
Less:	preferred distributions	(10,500)	(12,667)		(19,339)	(25,334)
FFO available for common shareholders		$ 63,493	$ 37,133	$	122,415	$ 113,009
Calculation of Normalized FFO:						
FFO		$ 73,993	$ 49,800	$	141,754	$ 138,343
Plus:	acquisition related costs (1)	2,415	1,103		5,060	1,413
Plus:	loss on asset impairment from continuing operations	-	21,491		-	21,491
Plus:	normalized FFO from investees	5,214	4,429		10,033	8,424
Plus:	average minimum rent from direct financing lease	329	-		439	-
Less:	FFO from investees	(4,966)	(3,953)		(9,558)	(7,758)
Less:	interest earned from direct financing lease	(450)	-		(604)	-
Less:	gain on issuance of shares by an equity investee	-	-		-	(16,418)
Normalized FFO		76,535	72,870		147,124	145,495
Less:	preferred distributions	(10,500)	(12,667)		(19,339)	(25,334)
Normalized FFO available for common shareholders		$ 66,035	$ 60,203	$	127,785	$ 120,161
Weighted average common shares outstanding -- basic		72,144	64,595		72,142	60,685
Weighted average common shares outstanding -- diluted (2)		79,442	71,893		79,440	67,983
FFO available for common shareholders per share -- basic		$ 0.88	$ 0.57	$	1.70	$ 1.86
FFO available for common shareholders per share -- diluted (2)		$ 0.88	$ 0.57	$	1.70	$ 1.84
Normalized FFO available for common shareholders per share -- basic		$ 0.92	$ 0.93	$	1.77	$ 1.98
Normalized FFO available for common shareholders per share -- diluted (2)		$ 0.91	$ 0.92	$	1.76	$ 1.95

(1) Represents costs associated with acquisitions, including costs that are expensed pursuant to the Business Combinations Topic of The FASB Accounting Standards Codification™.

(2) At 6/30/2011, we had 15,180 series D preferred shares outstanding that were convertible into 7,298 common shares. See Exhibit E for calculations of diluted FFO available for common shareholders, diluted Normalized FFO available for common shareholders and weighted average common shares outstanding.

We calculate FFO and Normalized FFO as shown above. FFO is calculated on the basis defined by The National Association of Real Estate Investment Trusts, or NAREIT, which is net income, computed in accordance with GAAP, excluding gain or loss on sale of properties, plus real estate depreciation and amortization and FFO from equity investees. Our calculation of Normalized FFO differs from NAREIT's definition of FFO because we exclude acquisition related costs as described in Note 1 above, gains from issuance of shares by equity investees, loss on asset impairment, the difference between average minimum rent and interest earned from direct financing lease and the difference between FFO and Normalized FFO from equity investees. We consider FFO and Normalized FFO to be appropriate measures of performance for a REIT, along with net income and cash flow from operating, investing and financing activities. We believe that FFO and Normalized FFO provides useful information to investors because, by excluding the effects of certain historical amounts, such as depreciation expense, FFO and Normalized FFO can facilitate a comparison of our operating performances between historical periods. FFO and Normalized FFO is among the factors considered by our Board of Trustees in determining the amount of distributions to shareholders. FFO and Normalized FFO do not represent cash generated by operating activities in accordance with GAAP, and should not be considered an alternative to net income or cash flow from operating activities as a measure of financial performance or liquidity. Other REITs and real estate companies may calculate FFO and Normalized FFO differently than us.

CALCULATION OF CASH AVAILABLE FOR DISTRIBUTION (CAD)

(amounts in thousands, except per share data)



EXHIBIT D

		For the Three Months Ended		For the Six Months Ended	
		6/30/2011	6/30/2010	6/30/2011	6/30/2010
	Normalized FFO available for common shareholders	$ 66,035	$ 60,203	$ 127,785	$ 120,161
Plus:	lease value amortization from continuing operations	1,728	1,528	3,147	2,996
Plus:	lease value amortization from discontinued operations	-	146	-	292
Plus:	amortization of prepaid interest and debt discounts from continuing operations	1,920	1,710	3,952	3,476
Plus:	amortization of prepaid interest and debt discounts from discontinued operations	-	164	-	329
Plus:	distributions from investees	4,179	3,980	8,259	7,960
Plus:	non-cash general and administrative expenses paid in common shares (1)	376	222	632	475
Plus:	minimum cash rent from direct financing lease	2,024	-	2,654	-
Less:	average minimum rent from direct financing lease	(329)	-	(439)	-
Less:	straight-line rent from continuing operations	(8,660)	(2,120)	(16,035)	(4,401)
Less:	straight-line rent from discontinued operations	24	(229)	18	(202)
Less:	building improvements	(3,701)	(943)	(5,642)	(1,703)
Less:	total TI and LC	(20,586)	(12,738)	(34,590)	(24,314)
Less:	Normalized FFO from investees	(5,214)	(4,429)	(10,033)	(8,424)
	CAD	$ 37,796	$ 47,494	$ 79,708	$ 96,645
	Weighted average common shares outstanding -- basic	72,144	64,595	72,142	60,685
	CAD per share	$ 0.52	$ 0.74	$ 1.10	$ 1.59

(1) Represents the amortized value of shares issued during the year to trustees and officers of CWH, and RMR and its employees, under CWH's equity compensation plan.

We calculate CAD as shown above. We consider CAD to be an appropriate measure of our performance, along with net income and cash flow from operating, investing and financing activities. We believe CAD provides useful information to investors because CAD can facilitate a comparison of cash based operating performance between periods. CAD does not represent cash generated by operating activities in accordance with GAAP and should not be considered an alternative to net income or cash flow from operating activities as a measure of financial performance or liquidity. Other REITs and real estate companies may calculate CAD differently than us.



CALCULATION OF DILUTED NET INCOME, FFO, NORMALIZED FFO AND WEIGHTED AVERAGE COMMON SHARES OUTSTANDING

(amounts in thousands)

	For the Three Months Ended		For the Six Months Ended	
	6/30/2011	6/30/2010	6/30/2011	6/30/2010
Net income (loss) available for common shareholders	$ 9,464	$ (2,669)	$ 47,237	$ 21,961
Add -- Series D convertible preferred distributions (1)	6,167	6,167	12,334	12,334
Net income available for common shareholders -- diluted	$ 15,631	$ 3,498	$ 59,571	$ 34,295
FFO available for common shareholders (2)	$ 63,493	$ 37,133	$ 122,415	$ 113,009
Add -- Series D convertible preferred distributions (1)	6,167	6,167	12,334	12,334
FFO available for common shareholders -- diluted	$ 69,660	$ 43,300	$ 134,749	$ 125,343
Normalized FFO available for common shareholders (2)	$ 66,035	$ 60,203	$ 127,785	$ 120,161
Add -- Series D convertible preferred distributions (1)	6,167	6,167	12,334	12,334
Normalized FFO available for common shareholders -- diluted	$ 72,202	$ 66,370	$ 140,119	$ 132,495
Weighted average common shares outstanding -- basic	72,144	64,595	72,142	60,685
Effect of dilutive Series D preferred shares (1)	7,298	7,298	7,298	7,298
Weighted average common shares outstanding -- diluted	79,442	71,893	79,440	67,983

(1) As of 6/30/2011, we had 15,180 series D preferred shares outstanding that were convertible into 7,298 common shares.

(2) See Exhibit C for calculation of FFO available for common shareholders and Normalized FFO available for common shareholders.